EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 3,378,876 shares of Class A Common Stock, par value $0.0001 per share of MSP Recovery, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of November 14, 2024.

VIRAGE CAPITAL MANAGEMENT LP

By: Virage LLC, its general partner

/s/ Edward Ondarza
Edward Ondarza
Manager

/s/ Edward Ondarza
Edward Ondarza, in his individual capacity